Exhibit 23.7

CONSENT OF Mei Cai

Zhong Yang Financial Group Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director appointee.

Dated: August 31, 2021

/s/ Mei Cai

Mei Cai